Adorno & Yoss
a limited liability partnership
350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, Florida 33301-4217
phone: (954) 763-1200, fax: (954) 766-7800
www.adorno.com

April 12, 2005

VIA UPS EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Adam Halper
Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc. Amendment No. 1 to Registration Statement on Form 10SB
(File No. 0-50918)

Dear Messrs. Halper and Youngwood

     On behalf of Airbee Wireless, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated March 10, 2005. Each of our responses has been numbered to be consistent with the staff’s comments on its comment letter. In addition, references to the location of the revisions within the registration statement have been included, where appropriate.

FORM 10-SB

General

Comment 1.

     The Company acknowledges its reporting obligations.

Comment 2.

     The disclosure has been revised to indicate that the cost of reporting obligations will constitute a significant cost to the Company until the Company generates revenues or receives additional financing.

Comment 3.

     The disclosure has been modified to delete certain descriptive comparisons or to provide the basis upon which such statements have been made. The website has been

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April 12, 2005

likewise modified consistent with the foregoing. It should, however, be noted that with three software products which are ZigBee ready, the Company has a comprehensive portfolio.

Comment 4.

     The Company is unaware of any agreement or understanding between its affiliates (or any party engaged by the Company) and WSSR. The Company and its affiliates have no relationship with MicroTech Trader or the Wall Street Small Cap Reporter. The Company is unaware of any relationship between any party engaged by the Company and MicroTech Trader or the Wall Street Small Cap Reporter.

Comment 5.

     The Company has no knowledge of the investment opinion issued by Level 3 Securities, Inc. The Company does not know the identity of the third party that hired Level 3 as a consultant for publication and circulation of the opinion.

PART I

Item I – Business p. 1

General

Comment 6.

     Revisions have been made to the text. The Company currently has software products which are being marketed for commercial sale. There are no additional financial requirements except for further software enhancements and approximately $60,000 (which is available) for ZigBee compliance for one product.

The Company

Comment 7.

     The text has been revised to indicate that the ZigBee Alliance has defined a global standard, rather than the global standard.

Comment 8.

     The text has been revised to indicate that the majority of the Company’ software is commercially available without any further development costs. No further financing is required to offer the Company’s software for commercial application.

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April 12, 2005

The Market

Comment 9.

     Attached hereto please find supplements for each statistic cited in the registration statement. The supplements have been highlighted in applicable portions and sections.

Comment 10.

     The test has been revised to further substantiate the Company’s beliefs of Bluetooth’s limitations. In addition, the text has been further revised to explain how the Company’s technology differs from Bluetooth.

Products Developed and in Development

Comment 11.

     The text has been revised to clarify terms.

Comment 12.

     The text has been revised to clarify that the sale of the Company’s products is not dependent on a certification and the $60,000 cost for certification only applies to one Company product (the ZNS Software Stack). The Company currently has cash on hand to fund this cost of certification. The results of operations section has also been revised to update accordingly.

Comment 13.

     The text has been expanded to further discuss the Company’s peer-to-peer protocol, star protocol, mesh protocol and mobile mesh protocol.

Comment 14.

     The text has been further revised to support the Company’s belief that it’s products are less than half the cost, have better operating range and are more reliable than Bluetooth.

Comment 15.

     The text has been revised to clarify product names and terms.

Comment 16.

     The text has been revised to indicate that upon completion of certification, the Company’s ZigBee complaint products will have met the ZigBee battery life standard.

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Potential Applications

Comment 17.

     The Company has no direct relationship with West Technology Research Solutions (“West”), an independent research firm. West developed a research report on the Company and upon review of that report, the Company contracted with West to identify the portion of the market that may be applicable to the Company’s software. Subsequent thereto, West adapted its original research report based on where the Company’s software may be applicable. The report did not specifically address the Company’s products, but was more general in specifying where ZigBee complaint products would be deployed. The Company is unaware of any other research reports which identify the Company’s products. The Company’s potential customers are hardware chip manufacturers, OEMs and integrators. These customers will address specific application areas. The Company does not build hardware. It is a software company. The Company will not produce any PCMCIA modem. However, the Company’s software may be embedded in a manufacturer’s PCMCIA modem.

Comment 18.

     The statement that the Company’s models are 22 times faster than Bluetooth has been deleted. Company products, upon ZigBee compliance, will be 22 times faster than Bluetooth.

Airbee – ZNMS – ZigBee Network Management System

Comment 19.

     The text has been revised to indicate that the Company’s products are commercially available and currently do not require additional development.

Comment 20.

     The text has been revised to clarify names and nomenclature of the Company’s products.

Business Strategy Evolution

Comment 21.

     The text has been expanded to address the Company’s internal quality assurance programs.

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April 12, 2005

Competition

Comment 22.

     The text has been substantially revised to discuss competition within the Company’s potential market.

Research and Development

Comment 23.

     The financial statements have been revised to reconcile with the text disclosure.

Management’s Discussion and Analysis or Plan of Operation

Overview

Comment 24.

     The overview has been revised to reconcile discussions of the Company’s intentions to seek financing up to $5,000,000.

Plan of Operation

Comment 25.

     The text has been revised to address the staff’s comments for the Plan of Operations.

Liquidity and Capital Resources

Comment 26.

     The Liquidity and Capital Resources section has been revised in response to the staff’s comments. As noted, the Company has raised interim funds of $350,000 and has set forth its projected monthly expenses and anticipated sources of revenue.

Comment 27.

     The text has been revised as requested.

Comment 28.

     The text has been revised to further discuss trade payables.

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Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 29.

     The Company has filed a Form 8-K Current Report (as amended) to disclose the appointment of Mr. Mal Gurian to the Company’s board of directors.

Item 6. Executive Compensation

Comment 30.

     The disclosure has been updated to provide information for fiscal year 2004.

Comment 31.

     The Company has filed its 2003 Outside Director Stock Option Plan on Form 8-K. The exhibit list to the Company’s registration statement has been revised to reference such filing.

Item 2. Legal Proceedings

Comment 32.

     The text has been revised to indicate that the Buddy Brown action was commenced in Colorado.

Item 4. Recent Sale of Unregistered Securities

Comment 33.

     Financial services provided by the Company’s chief financial officer are the same as the services he currently provides under his employment agreement with the Company.

Comment 34.

     The nature of the legal services performed in consideration for shares of the Company’s common stock were the drafting and preparation of private placement documents and review of related legal issues.

Index to Exhibits

Comment 35.

     The exhibit list has been revised to provide labeling pursuant to Item 601 of Regulation SB.

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April 12, 2005

Consolidated Balance Sheet

Comment 36.

     Financial statements have been updated to separately identify related party transactions and to state the amounts of such transactions on the face of the Company’s balance sheet, income statement and statement of cash flows.

Consolidated Statement of Operations

Comment 37.

     Financial statements have been amended to include the specific contract costs.

Comment 38.

     Financial statements have been amended to include the impairment charge as operating expenses as opposed to classification as other expenses.

Statement of Stockholders’ Deficit

Comment 39.

     The statement of changes and stockholders’ deficit has been revised to reflect retroactive treatment to the stock split.

Comment 40.

     Financial statements have been revised to include a column for comprehensive income (loss) in the statement of changes and stockholders’ deficit.

Statement of Cash Flows

Comment 41.

     The statement of cash flows has been revised to provide non-cash investing and financing activity for the Connexus acquisition.

Comment 42.

     Financial statements have been revised to record salaries converted to notes payable as a financing activity.

Comment 43.

     The Company is in the development stage and has conducted minimal activity with its foreign subsidiaries. Since this activity has been minimal and immaterial in

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nature, the Company has reported all current foreign currency transactions with “translation” gains and losses in the comprehensive income (loss) statements, and has not recorded “transaction” gains and losses in the statement of operations. Only $5,580 through December 31, 2003, and $(5,152) through December 31, 2004 are included as “translation” gains. Once the Company emerges from the development stage and conducts foreign currency activity on a regular basis, it will report the “transaction” gains and losses in its statement of operations as promulgated by SFAS 52.

Revenue Recognition

Comment 44.

     The Company recognizes revenues from four primary sources: (1) time-based product license fees, (2) time-based license royalties, (3) product revenues for software development tools and kits, and (4) service revenues.

     Licensing revenues consist of revenues from the licensing under the enterprise licensing model, of Airbee platforms, which include a combination of product and services, and items such as development tools, an operating system, various protocols and interfaces and maintenance and support services such as installation and training, which are licensed over a limited period of time, typically 12-36 months. Service revenues are derived from fees for professional services, which include design and development fees, software maintenance contracts, and customer training and consulting.

     The Company accounts for the time-based licensing of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The Company recognizes revenue when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the sales price is fixed or determinable; and (4) the ability to collect is reasonably assured. For software arrangements with multiple elements, revenue is recognized dependent upon whether vendor-specific objective evidence (VSOE) of fair value exists for each of the elements. When VSOE does not exist for all the elements of a software arrangement and the only undelivered element is post-contract customer support (PCS), the entire licensing fee is recognized ratably over the contract period.

     Revenue attributable to undelivered elements, including technical support, is based on the sales price of those elements, and is recognized ratably on a straight-line basis over the term of the time-based license. Post-contract customer support revenue is recognized ratably over the contract period. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of sales.

     Licensing fees are collected in advance. Revenues from licenses are recognized on a prorated-basis over the life of the license. Airbee’s customary practice is to have non-cancelable time-based licenses and a customer purchase order prior to recognizing revenue.

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     Enterprise license model arrangements require the delivery of unspecified future updates and upgrades within the same product family during the time-based license. Accordingly, Airbee will recognize fees from its enterprise license model agreements ratably over the term of the license agreement.

     Royalties are charged on a unit basis. Royalties are not fixed dollar amounts, but are instead a percentage of the customer’s finished product and the percentage varies on a tiered basis with the number of units shipped by customer.

     Revenue attributed to undelivered elements is based on the sales price rather than on the renewal rate for the following reasons:

     Because of (1) the newness of the ZigBee standard for this short-range wireless technology, (2) the newness of the Company’s product introductions into the marketplace for a range of applications being developed by its customers, and (3) the lack of historical data for potentially defective software, which may be a function of the application into which it is installed, a reasonable reserve for returns cannot yet be established. In accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists,” in the absence of historical data, the Company is unable to make a reasonable and reliable estimate of product returns at this time.

     The Company expects to enter into maintenance contracts with its customers. Maintenance fees are not a fixed dollar amount, but rather a percentage fee based upon the value of the license and/or royalties billed/received. Maintenance contracts are paid for and collected at the beginning of the contract period. If the Company provides bug fixes (under warranty obligations) free-of-charge that are necessary to maintain compliance with published specifications, it accounts for the estimated costs to provide bug fixes in accordance with SFAS No. 5 “Accounting for Contingencies.”

     Revenue from products licensed to an original equipment manufacturer (OEM) is based on the time-based licensing agreement with an OEM and recognized when the OEM ships licensed products to its customers.

     The Company assesses probability of collection based on a number of factors, including its past transaction history with the customer and the creditworthiness of the customer. New customers are subject to a credit review process that evaluates the customers’ financial position and ultimately its ability to pay according to the original terms of the arrangement. Based on this review process, if it is determined from the outset of an arrangement that collection of the resulting receivable is not probable, revenue is then recognized on a cash-collected basis.

     Cost of revenue includes direct costs to produce and distribute products and direct costs to provide product support and training.

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Comment 45.

     The financial statements have been revised to recognize revenue over the contract period.

Comment 46.

     The referenced disclosure has been deleted.

Note 7. Intellectual Property

Comment 47.

     As there were no sales, other than the execution of an inherited software contract for a previous Connexus customer that had nothing to do with the Company’s current products, amortization of software being developed at that time for other purposes is not required. In addition, the intangible assets pertain to the Company’s intellectual property, more specifically software code for both IEEE 802.15.4 and the ZigBee standard version 1.0. This software serves as the core code (i.e., one of the key building blocks) for current and future products that must comply with both of these international standards. Hence, core software based upon the global standards of IEEE and ZigBee to enable the rest of the Company’s software to function has in indefinite, but not necessarily infinite, useful life (SFAS-142, paragraph 11). As management, with the assistance of the Company’s technical staff, has determined that this specific intellectual property is determined to have an indefinite useful life, we review the status of that intellectual property for impairment annually, or more frequently if events and circumstances indicate that the asset may be impaired. We believe that at this point in time, impairment is impractical because (a) the IEEE 802.15 global standard was only finalized in October 2003; (b) the ZigBee global standard was only finalized on 12/14/05; (c) the Company’s software written in conformity with both global standards is vital to making the rest of the Company’s software function and therefore be in compliance with these global standards; (d) a competitor of the Company was recently acquired for an estimated $10M by a publicly-traded European company and we understand that its software is less functional and robust than the Company’s software based upon discussions with the CEO of the company that acquired them. Therefore, at this point in time, the Company’s tests for impairment of the Company’s intangible assets being intellectual property indicate no amortization is required.

Note 8. Acquisitions

Comment 48.

     The footnote has been updated to include the assets and liabilities acquired in the Connexus transaction and the applicable amount assigned thereto.

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Note 11. Stockholders’ Deficit

Comment 49.

     The options have been consistently offered at fair market value. Initial options were granted at the par value of the Company’s common stock (initially $0.0001 per share). At the time of the grants, the Company was a private company and no stock had been sold to outside investors. The par value of the Company’s common stock changed pursuant to the Company’s stock split. In addition, at the time of the stock split, the number of options changed. The methodology applied is consistent with FIN 44 (FAS-123, paragraph 8 and paragraph 19) as being consistent with the underlying stock price at the time of being a nonpublic company and being a public company. The Company never offered a discount to the market price. Options were not “under water,” and then repriced. The Company’s 2002 Stock Option Plan allows for a cashless exercise.

Comment 50.

     Options have been granted at or above the fair market value as recorded in the public market at the closing bid price point on the day the stock option grant was made. The price of stock sold to Satya Akula on April 30, 2003 was $0.088 per share (the decimal point was misplaced in the previous filing). The price of stock sold to Mr. Akula on August 22, 2003 was $0.088 per share and the purchase was predicated upon the Company meeting milestones in software development. The difference between the sale of stock to the third party investor on August 22, 2003 and the options granted to Richard Sommerfeld on September 1, 2003 reflect market pricing because the options granted to Mr. Sommerfeld: (1) were granted as part of an employment contract, (2) vest over three years, and (3) the underlying shares of common stock will remain subject to Rule 144 restrictions as Mr. Sommerfeld is an affiliate of the Company.

     The third party investor who acquired stock on June 9, 2004 was a subscriber to a private placement that was offered at a date prior to the actual issuance of the common stock.

     Srini Krishnamurthy received his options which vest over a three year period as provided in his employment contract and then are subject to additional restrictions due to his status as an affiliate of the Company.

Comment 51.

     The financial statements have been revised to include the vesting requirements, total compensation costs recognized in income for stock based compensation and the weighted average contractual life of the outstanding stock options.

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Comment 52.

     The financial statements have been further revised to give retroactive recognition to the stock split for all stock options issued.

     We note the staff’s closing comments and have provided marked copies of the amended registration statement. We appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm
Encl.